

December 5, 2012

Mr. Sergei Rogov
Chief Executive Officer
Solarflex Corp.
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan, Israel   52506

> **Re: Solarflex Corp.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 26, 2012**
> **File No. 333-168068**

Dear Mr. Rogov:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Exhibit 32.2

1.   We note that your certification for your principal accounting and financial officer refers to the fiscal year ended December 31, 2010. Please file an amendment to your Form 10-K for the year ended December 31, 2011 that includes the entire filing, including Exhibit 31 certifications, together with corrected Exhibit 32 certifications that refer to the proper period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief